SUPPLEMENTAL RISK FACTORS

If Ur-Energy Inc. (the “Registrant”) is characterized as a passive foreign investment company, its shareholders may be subject to adverse U.S. federal income tax consequences.

              A non-U.S. corporation generally will be considered a “passive foreign investment company”) (a “PFIC”) as such term in defined in the U.S. Internal Revenue Code of 1986, as amended (the “Code”) for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. If the Registrant were treated as a PFIC for any taxable year in which a U.S. holder held the Registrant’s shares, certain adverse consequences could apply, including a material increase in the amount of tax that the U.S. holder would owe, an imposition of tax earlier than would otherwise be imposed, interest charges and additional tax form filing requirements. As described below, the adverse tax consequences may be diminished if the U.S. holder of the shares of PFIC makes an election with respect to marketable PFIC shares to mark such shares to market each year taking the gain into account as ordinary income (a “mark-to-market” election), or makes a timely qualified electing fund (a “QEF” election), pursuant to which such shareholder must report on a current basis his or her shares of the PFIC’s ordinary earning and net capital gain for any taxable year in which the Registrant is a PFIC, whether or not the PFIC distributes those earnings.

              Mark-to-Market Election. In general, U.S. holders who hold, actually or constructively, marketable stock (as specifically defined in the rules and regulations promulgated under the Code) of a PFIC may annually elect to mark such stock to the market. If this election is made, the U.S. holder is taxed annually on the increase in value of the PFIC shares. This election generally is available only to U.S. investors in foreign companies that are regularly traded on a U.S. stock exchange (or on certain approved non-U.S. stock exchanges)

              QEF Election. In general, a U.S. holder who makes a timely QEF election with respect to a PFIC’s shares (generally, in the first taxable year in which the U.S. holder holds a PFIC’s shares) will be subject to current U.S. federal income tax on a current basis on a pro-rata share of the ordinary income and long-term net capital gain realized by the PFIC. Generally, shareholders do not make a QEF election unless they have sufficient information to determine their proportionate shares of a corporation’s net capital gain and ordinary earnings. We have not calculated these amounts for any shareholder and do not anticipate making these calculations in the foreseeable future.

              The determination of whether a corporation is a PFIC involves the application of complex tax rules. The Registrant has not made a conclusive determination as to whether it has been in prior tax years or is currently a PFIC. The Registrant could have qualified as a PFIC for past tax years and may qualify as a PFIC currently or in future tax years. However, no assurance can be given as to such status for prior tax years and for the current tax year. U.S. holders of Registrant’s shares are urged to consult their own tax advisors regarding the application of U.S. federal income tax rules.

The PFIC rules are very complicated, and you should consult your own financial advisor, legal counsel or accountant regarding the PFIC rules, including the advisability of and procedure for making a QEF election or a mark-to-market election, and how these rules may impact your U.S. federal income tax situation.

The Registrant may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses to the Registrant.

              The Registrant is a “foreign private issuer,” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended, and, therefore, it is not required to comply with all the periodic disclosure and current reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, and related rules and regulations. In order for the Registrant to maintain its current status as a foreign private issuer, a majority of its common shares must be either directly or indirectly owned of record by non-residents of the U.S., as it does not currently satisfy any of the additional requirements necessary to preserve this status.

              The Registrant may in the future lose its foreign private issuer status if a majority of its shares are owned of record by residents of the U.S. and it continues to fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to the Registrant under U.S. securities laws as a U.S. domestic issuer may be significantly more than the costs it incurs as a Canadian foreign private issuer eligible to use the Multi-Jurisdictional Disclosure System (“MJDS”). If it is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the U.S. Securities and Exchange Commission (the “Commission”), which are more detailed and extensive than the forms available to a foreign private issuer. The Registrant may also be required to prepare its financial statements in accordance with U.S. generally accepted accounting principles. In addition, the Registrant may lose the ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers. Further, if the Registrant engages in capital raising activities through private placements after losing its foreign private issuer status, there is a higher likelihood that investors may require the Registrant to file resale registration statements with the Commission as a condition to any such financing.

As a Canadian company, it may be difficult to enforce civil liabilities against the Registrant or against certain of the Registrant’s directors and officers.

              The Registrant is incorporated under the federal laws of Canada. Some of its directors and officers are citizens or residents of countries other than the United States and certain of its assets and the assets of such persons are located outside of the United States. Consequently, it may be difficult for you to effect service of process within the United States upon the Registrant or its directors and officers or to realize in the United States upon judgments against such persons granted by courts of the United States based upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States. There is doubt as to the enforceability against the Registrant and against its non-U.S. resident directors and officers, in original actions in Canadian courts, of liabilities based upon the U.S. federal securities laws and as to the enforceability against the Registrant and against its non-U.S. resident directors and officers in Canadian courts of judgments of U.S. courts obtained in actions based upon the civil liability provisions of the U.S. federal securities laws. As a result, it may not be possible to enforce those actions against the Registrant or against certain of its directors and officers.